Exhibit 99.1

Ferrari starts the “Installation Lap” phase,
courses on new safety regulations.

Training and serological tests before production resumes
and gradually ramps up from 4 May.

Maranello, 30 April 2020 - Ferrari N.V. (“Ferrari” or the “Company”) (NYSE/MTA: RACE) has launched the “Installation Lap” phase, safety training primarily for employees involved in the resumption of production from Monday 4 May.

The Company has dedicated several days to this crucial phase. It has decided to put before the start of production the training sessions for workers, in particular, on the best precautionary measures to take against any health risk, in line with the “Back on Track” programme.

The Company will provide checks at the entrances to the workstations, PPE and rules for sharing common areas. It has reorganised its environments and has provided the best tools to its staff for a smooth and safe return to work. For example, workers are offered voluntary serological tests before going back to work.

In line with the government's recent indications, Ferrari will gradually restart its Maranello and Modena plants on 4 May. They will return to full production on Friday 8 May.

Over the coming weeks, all business activities that can be carried out through remote working will continue as usual in this way.

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977